Steve Madden Announces Fourth Quarter and Full Year 2017 Results and Provides Initial Fiscal Year 2018 Sales and EPS Guidance
~ Announces Initiation of Quarterly Cash Dividend ~
LONG ISLAND CITY, N.Y., February 27, 2018 - Steve Madden (Nasdaq: SHOO), a leading designer and marketer of fashion footwear and accessories for women, men and children, today announced financial results for the fourth quarter ended December 31, 2017 and provided initial fiscal year 2018 sales and EPS guidance.

Amounts referred to as “Adjusted” exclude the items that are described under the heading “Non-GAAP Adjustments.”
For the Fourth Quarter 2017:

•	Net sales increased 8.3% to $364.4 million compared to $336.4 million in the same period of 2016.

•	Gross margin was 38.4%. Adjusted gross margin was 38.1% as compared to 38.7% in the same period last year, a decrease of 60 basis points.

•	Operating expenses as a percentage of sales were 30.3%. Adjusted operating expenses as a percentage of sales were 29.0% as compared to 27.4% of sales in the same period of 2016.

•
Operating income totaled $31.7 million, or 8.7% of net sales. Adjusted operating income was $36.3 million, or 10.0% of net sales, compared with operating income of $39.6 million, or 11.8% of net sales, in the same period of 2016.

•
Net income was $24.6 million, or $0.43 per diluted share. Adjusted net income was $27.5 million, or $0.48 per diluted share, compared to $28.7 million, or $0.49 per diluted share, in the prior year's fourth quarter.

Edward Rosenfeld, Chairman and Chief Executive Officer, commented, “We are pleased to have achieved Adjusted diluted EPS at the high end of our guidance range for the fourth quarter of 2017. The solid performance in Q4 capped a strong year for the Company, with double-digit percentage growth in both net sales and Adjusted diluted EPS driven by the outstanding performance of our flagship Steve Madden brand in the wholesale channel.
In addition, we are also pleased to announce that the Board of Directors has just approved the initiation of a quarterly cash dividend, reflecting our confidence in the Company’s long-term prospects and cash flow generation as well as our commitment to delivering value to our shareholders. The dividend complements continued investments in our brands, acquisitions and share repurchases.”
Fourth Quarter 2017 Segment Results
Net sales for the wholesale business increased 10.6% to $278.2 million in the fourth quarter of 2017. Excluding the results of Schwartz & Benjamin, acquired in January 2017, wholesale net sales increased 2.5% to $257.9 million from $251.5 million in the fourth quarter of 2016, as an increase in the wholesale footwear business was partially offset by a decline in wholesale accessories. Gross margin in the wholesale business was 30.6%. Adjusted gross margin in the wholesale business was 31.0% compared to 31.4% in last year’s fourth quarter, driven by the inclusion of the lower-margin Schwartz & Benjamin business.
Retail net sales in the fourth quarter increased 1.5% to $86.2 million compared to $84.9 million in the fourth quarter of the prior year. Same store sales decreased 5.1% in the quarter compared to a 1.1% same store sales increase in the fourth quarter of 2016. Retail gross margin increased to 60.8% in the fourth quarter of 2017 as compared to 60.5% in the fourth quarter of the prior year.
During the fourth quarter, the Company opened one full price store and one outlet store in the U.S. as well as two full price stores in international markets. The Company ended the quarter with 206 company-operated retail locations, including four Internet stores. In addition, during the fourth quarter, the Company opened six concessions in Asia and ended the quarter with 38 company-operated concessions in international markets.
The Company’s effective tax rate for the fourth quarter of 2017 was 23.2%. On an Adjusted basis, the effective tax rate was 24.9% compared to 28.5% in the fourth quarter of the prior year, due primarily to the impact of the year-over-year benefit resulting from the exercising and vesting of share based awards.

Full Year Ended December 31, 2017
For the full year ended December 31, 2017, net sales increased 10.5% to $1.55 billion from $1.40 billion in the prior year.
Net income was $117.9 million, or $2.04 per diluted share, for the year ended December 31, 2017. On an Adjusted basis, net income was $129.3 million, or $2.24 per diluted share, for the year ended December 31, 2017, compared to net income of $120.9 million, or $2.03 per diluted share, for the year ended December 31, 2016.

Balance Sheet and Cash Flow
During the fourth quarter of 2017, the Company repurchased 639,162 shares of the Company’s common stock for approximately $26.2 million, which includes shares acquired through the net settlement of employee stock awards.
As of December 31, 2017, cash, cash equivalents, and current and non-current marketable securities totaled $274.8 million.

Initiation of Quarterly Cash Dividend
The Board of Directors of the Company has approved the initiation of a quarterly cash dividend, the first quarterly dividend since the Company went public in December 1993. The initial quarterly dividend of $0.20 per share is payable on March 29, 2018 to stockholders of record as of the close of business on March 12, 2018.
The declaration and payment of future dividends, as well as the amount thereof, will be at the discretion of the Board of Directors and will be dependent upon, among other things, the company's financial position, results of operations, cash flow and other factors. There can be no assurance that the Company will declare and pay dividends in future periods.

Company Outlook
For fiscal year 2018, the Company expects net sales will increase 5% to 7% over net sales in 2017. The Company expects diluted EPS for fiscal year 2018 will be in the range of $2.60 to $2.67.
Non-GAAP Adjustments
Amounts referred to as “Adjusted” exclude the items below.
For the fourth quarter 2017:

•
$1.1 million pre-tax ($0.7 million after-tax) non-cash benefit associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition, included in cost of sales.

•	$11.8 million pre-tax ($7.5 million after-tax) expense in connection with a provision for legal and early lease termination charges, included in operating expenses.

•
$10.2 million pre-tax ($6.4 million after-tax) benefit in connection with a post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition, included in operating expenses.

•	$2.4 million pre-tax ($1.5 million after-tax) expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring, included in operating expenses.

•	$2.7 million pre-tax ($1.7 million after-tax) non-cash expense associated with the impairment of the preferred interest investment in Brian Atwood Italia Holding LLC, included in operating expenses.

•	$2.0 million pre-tax ($1.7 million after-tax) benefit related to an adjustment to estimated bad debt expense associated with the Payless ShoeSource bankruptcy, included in operating expenses.

•	$1.0 million pre-tax ($0.6 million after-tax) non-cash expense associated with the impairment of the Wild Pair trademark.

•	$0.5 million tax expense resulting from the Tax Cuts and Jobs Act transition tax and audit adjustments.
For the fiscal year 2017:

•
$0.6 million pre-tax ($0.4 million after-tax) non-cash expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition, included in cost of sales.

•	$11.8 million pre-tax ($7.5 million after-tax) expense in connection with a provision for legal and early lease termination charges, included in operating expenses.

•
$10.2 million pre-tax ($6.4 million after-tax) benefit in connection with a post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition, included in operating expenses.

•	$3.6 million pre-tax ($2.3 million after-tax) expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring, included in operating expenses.

•	$2.7 million pre-tax ($1.7 million after-tax) non-cash expense associated with the impairment of the preferred interest investment in Brian Atwood Italia Holding LLC, included in operating expenses.

•	$5.5 million pre-tax ($4.8 million after-tax) bad debt expense associated with the Payless ShoeSource bankruptcy, included in operating expenses.

•	$1.0 million pre-tax ($0.6 million after-tax) non-cash expense associated with the impairment of the Wild Pair trademark.

•	$0.5 million tax expense resulting from the Tax Cuts and Jobs Act transition tax and audit adjustments.
Reconciliations of amounts on a GAAP basis to Adjusted amounts are presented in the Non-GAAP Reconciliation tables at the end of this release and identify and quantify all excluded items.

Conference Call Information
Interested stockholders are invited to listen to the fourth quarter earnings conference call scheduled for today, February 27, 2018, at 8:30 a.m. Eastern Time. The call will be broadcast live over the Internet and can be accessed by logging onto http://www.stevemadden.com. An online archive of the broadcast will be available within one hour of the conclusion of the call and will be accessible for a period of 30 days following the call. Additionally, a replay of the call can be accessed by dialing 1-844-512-2921 (U.S.) and 1-412-317-6671 (international), passcode 1281785, and will be available until March 27, 2018.

About Steve Madden
Steve Madden designs, sources and markets fashion-forward footwear and accessories for women, men and children. In addition to marketing products under its own brands including Steve Madden®, Dolce Vita®, Betsey Johnson®, Report®, Big Buddha®, Brian Atwood®, Cejon®, Blondo® and Mad Love®, Steve Madden is a licensee of various brands, including Kate Spade®, Superga® and Avec Les Filles®. Steve Madden also designs and sources products under private label brand names for various retailers. Steve Madden's wholesale distribution includes department stores, specialty stores, luxury retailers, national chains and mass merchants. Steve Madden also operates 206 retail stores (including Steve Madden's four Internet stores). Steve Madden licenses certain of its brands to third parties for the marketing and sale of certain products, including for ready-to-wear, outerwear, intimate apparel, eyewear, hosiery, jewelry, fragrance, luggage and bedding and bath products. For local store information and the latest Steve Madden booties, pumps, men’s and women’s boots, dress shoes, sandals and more, visit http://www.stevemadden.com.

Safe Harbor
This press release and oral statements made from time to time by representatives of the Company contain certain “forward looking statements” as that term is defined in the federal securities laws.

The events described in forward looking statements may not occur. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of the Company's plans or strategies, projected or anticipated benefits from acquisitions to be made by the Company, or projections involving anticipated revenues, earnings or other aspects of the Company's operating results. The words "may," "will," "expect," "believe," "anticipate," "project," "plan," "intend," "estimate," and "continue," and their opposites and similar expressions are intended to identify forward looking statements. The Company cautions you that these statements concern current expectations about the Company’s future results and condition and are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond the Company's control, that may influence the accuracy of the statements and the projections upon which the statements are based. Factors which may affect the Company's results include, but are not limited to, the risks and uncertainties discussed in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. Any one or more of these uncertainties, risks and other influences could materially affect the Company's results of operations and financial condition and whether forward looking statements made by the Company ultimately prove to be accurate and, as such, the Company's actual results, performance and achievements could differ materially from those expressed or implied in these forward looking statements. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA
(In thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Net sales	$364,370	$336,408	$1,546,098	$1,399,551
Cost of sales	224,634	206,180	968,357	877,568
Gross profit	139,736	130,228	577,741	521,983
Commission and licensing fee income, net	3,421	1,529	14,259	11,788
Operating expenses	110,490	92,117	421,216	364,595
Impairment charges	1,000	—	1,000	—
Income from operations	31,667	39,640	169,784	169,176
Interest and other income, net	587	707	2,543	1,824
Income before provision for income taxes	32,254	40,347	172,327	171,000
Provision for income taxes	7,486	11,514	53,189	49,726
Net income	24,768	28,833	119,138	121,274
Net income attributable to noncontrolling interest	171	85	1,190	363
Net income attributable to Steven Madden, Ltd.	$24,597	$28,748	$117,948	$120,911

Basic income per share	$0.45	$0.51	$2.14	$2.12
Diluted income per share	$0.43	$0.49	$2.04	$2.03

Basic weighted average common shares outstanding	54,759	56,428	55,157	57,109
Diluted weighted average common shares outstanding	57,641	58,902	57,830	59,556

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

	As of
	December 31, 2017	December 31, 2016
	(Unaudited)
Cash and cash equivalents	$181,214	$126,115
Marketable securities (current & non current)	93,550	110,054
Accounts receivables, net	240,909	200,958
Inventories	110,324	119,824
Other current assets	49,044	42,279
Property and equipment, net	71,498	72,381
Goodwill and intangibles, net	299,842	280,097
Other assets	10,780	9,167
Total assets	$1,057,161	$960,875

Accounts payable	$66,955	$80,584
Contingent payment liability (current & non current)	10,000	7,948
Other current liabilities	132,657	94,595
Other long term liabilities	38,617	36,676
Total Steven Madden, Ltd. stockholders' equity	802,821	740,867
Noncontrolling interest	6,111	205
Total liabilities and stockholders' equity	$1,057,161	$960,875

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Twelve Months Ended
	December 31, 2017	December 31, 2016

Net cash provided by operating activities	$157,935	$153,604

Investing Activities
Purchases of property and equipment	(14,775)	(15,897)
Sales of marketable securities, net	17,932	11,764
Repayment of notes receivable	221	249
Acquisition, net of cash acquired	(16,795)	—
Net cash used in investing activities	(13,417)	(3,884)

Financing Activities
Common stock share repurchases for treasury	(99,412)	(86,005)
Purchase of noncontrolling interest	—	(3,759)
Payment of contingent liability	(7,359)	(16,402)
Proceeds from exercise of stock options	16,433	10,713
Net cash used in financing activities	(90,338)	(95,453)

Effect of exchange rate changes on cash and cash equivalents	919	(566)

Net increase in cash and cash equivalents	55,099	53,701

Cash and cash equivalents - beginning of period	126,115	72,414

Cash and cash equivalents - end of period	$181,214	$126,115

STEVEN MADDEN, LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION
(In thousands, except per share amounts)
(Unaudited)
The Company uses non-GAAP financial information to evaluate its operating performance and in order to represent the manner in which the Company conducts and views its business. Additionally, the Company believes the information assists investors in comparing the Company's performance across reporting periods on a consistent basis by excluding items that are not indicative of its core business. The non-GAAP financial information is provided in addition to, and not as an alternative to, the Company’s reported results prepared in accordance with GAAP.

Table 1 - Reconciliation of GAAP gross profit to Adjusted gross profit
	Three Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Consolidated
GAAP gross profit	$139,736	$577,741

Non-cash (benefit)/expense associated with the purchase accounting fair value adjustment adjustment of inventory acquired in the Schwartz & Benjamin acquisition	(1,060)	591

Adjusted gross profit	$138,676	$578,332

Wholesale
GAAP gross profit	$87,379	$413,096

Non-cash (benefit)/expense associated with the purchase accounting fair value adjustment adjustment of inventory acquired in the Schwartz & Benjamin acquisition	(1,060)	591

Adjusted gross profit	$86,319	$413,687

Table 2 - Reconciliation of GAAP operating expenses to Adjusted operating expenses
	Three Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016

GAAP operating expenses	$110,490	$421,216

Expense in connection with provision for legal and early lease termination charges	(11,836)	(11,836)

Benefit in connection with a post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition	10,215	10,215

Expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring	(2,384)	(3,639)

Impairment of preferred interest investment in Brian Atwood Italia Holding LLC	(2,700)	(2,700)

Bad debt benefit/(expense) associated with the Payless ShoeSource bankruptcy	2,030	(5,470)

Adjusted operating expenses	$105,815	$407,786

Table 3 - Reconciliation of GAAP operating income to Adjusted operating income
	Three Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016

GAAP operating income	$31,667	$169,784

Non-cash (benefit)/expense associated with the purchase accounting fair value adjustment adjustment of inventory acquired in the Schwartz & Benjamin acquisition	(1,060)	591

Expense in connection with provision for legal and early lease termination charges	11,836	11,836

Benefit in connection with a post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition	(10,215)	(10,215)

Expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring	2,384	3,639

Impairment of preferred interest investment in Brian Atwood Italia Holding LLC	2,700	2,700

Bad debt (benefit)/expense associated with the Payless ShoeSource bankruptcy	(2,030)	5,470

Impairment of Wild Pair Trademark	1,000	1,000

Adjusted operating income	$36,282	$184,805

Table 4 - Reconciliation of GAAP provision for income taxes to Adjusted provision for income taxes
	Three Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016

GAAP provision for income taxes	$7,486	$53,189

Tax effect of non-cash (benefit)/expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition	(390)	189

Tax effect of expense in connection with provision for legal and early lease termination charges	4,379	4,379

Tax effect of benefit in connection with a post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition	(3,780)	(3,780)

Tax effect of expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring	882	1,346

Tax effect of impairment of preferred interest investment in Brian Atwood Italia Holding LLC	999	999

Tax effect of bad debt (benefit)/expense associated with the Payless ShoeSource bankruptcy	(293)	671

Tax effect of impairment of Wild Pair Trademark	370	370

Tax expense resulting from the Tax Cuts and Jobs Act transition tax and audit adjustments	(463)	(463)

Adjusted provision for income taxes	$9,191	$56,901

Table 5 - Reconciliation of GAAP net income to Adjusted net income
	Three Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016

GAAP net income attributable to Steven Madden, Ltd.	$24,597	$117,948

After-tax impact of non-cash (benefit)/expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition	(670)	402

After-tax impact of expense in connection with provision for legal and early lease termination charges	7,457	7,457

After-tax impact of benefit in connection with a post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition	(6,435)	(6,435)

After-tax impact of expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring	1,502	2,293

After-tax impact of impairment of preferred interest investment in Brian Atwood Italia Holding LLC	1,701	1,701

After-tax impact of bad debt (benefit)/expense associated with the Payless ShoeSource bankruptcy	(1,737)	4,799

After-tax impact of impairment of Wild Pair Trademark	630	630

Tax expense resulting from the Tax Cuts and Jobs Act transition tax and audit adjustments	463	463

Adjusted net income attributable to Steven Madden, Ltd.	$27,507	$129,257

GAAP diluted income per share	$0.43	$2.04
Adjusted diluted income per share	$0.48	$2.24

Contact
ICR, Inc.
Investor Relations
Jean Fontana/Megan Crudele
203-682-8200
www.icrinc.com